[redacted]

UNITED
SECURITIES AND EXC
Washington

08030319

AB 3/13

OMB Number:	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.S. Hope Discount Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1322 Scott Street, Suite 103
(No. and Street)

San Diego, CA 92106
(City) (State) (Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Tokach (619) 224-2485
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MT 3/19

OATH OR AFFIRMATION

I, Victor Tokach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.S. Hope Discount Brokers, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature VICTOR J. TOKACH

Pres.

Title

– Please See Attachment –

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital. - filed X-17A-5 previs
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 Annual Audit and certification - SEC Headquarters addressee - copy 1
2 Annual Audit and certification - SEC Headquarters addressee - copy 2
3 Annual Audit and certification - SEC Regional Office addressee (mailed separately)
4
5
6 [signature]
Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of FEBRUARY (Month), 2008 (Year), by

(1) VICTOR J TOKACH (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] Signature of Notary Public

LUANNE POTTER
Commission # 1700945
Notary Public - California
San Diego County
My Comm. Expires Oct 24, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDIT AND CERTIFICATION COPY 1 AND 2

Document Date: 26th FEBRUARY 2008 Number of Pages: ________

Signer(s) Other Than Named Above: ________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

E. S. HOPE DISCOUNT BROKERS, INC.
(dba E. S. Hope Financial)

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2007

E. S. HOPE DISCOUNT BROKERS, INC.
(dba E. S. Hope Financial)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
E. S. Hope Discount Brokers, Inc.

We have audited the accompanying statement of financial condition of E. S. Hope Discount Brokers, Inc. (*dba E. S. Hope Financial*) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. S. Hope Discount Brokers, Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 18, 2008
San Diego, California

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Statement of Financial Condition

December 31, 2007

ASSETS

Cash	$ 24,375
Deposits with clearing organization	25,070
Furniture and equipment, less accumulated depreciation of $17,498	727
	$ 50,172

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 1,954
Commitments (Note 3)	
Stockholders' equity	
Common stock, 1,000,000 shares authorized	197,948
Paid-in capital	9,500
Accumulated deficit	(159,230)
Total stockholders' equity	48,218
	$ 50,172

See notes to financial statements.

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Statement of Income

Year Ended December 31, 2007

Revenues	
Commissions	$293,746
Interest and dividends	1,136
Other revenues	37,400
Total revenues	332,282
Expenses	
Compensation and employee benefits	96,104
Commissions and clearing charges	77,369
Outside services	44,547
Rent	38,701
Arbitration settlement	30,120
Telephone and postage	6,474
Office expenses	4,207
Information services	3,609
Taxes, licenses, and fees	2,090
Maintenance	1,800
Depreciation	145
Other expenses	1,725
Total expenses	306,891
Income before income taxes	25,391
Income taxes	(800)
Net income	$ 24,591

See notes to financial statements.

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2007

	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit
Balance, beginning of year	249,809	$197,948	$9,500	$(159,504)
Distributions	-	-	-	(24,317)
Net income	-	-	-	24,591
Balance, end of year	249,809	$197,948	$9,500	$(159,230)

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2007

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 24,591
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	145
Changes in operating assets and liabilities	
Commissions receivable	2,498
Other assets	12
Accounts payable and accrued liabilities	(854)
Net cash from operating activities	26,392
Cash flows from investing activities	
Capital expenditures	(872)
Deposits with clearing organization	(70)
Net cash from investing activities	(942)
Cash flows from financing activities	
Distributions	(24,317)
Net increase in cash	1,133
Cash, beginning of year	23,242
Cash, end of year	$ 24,375

Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 800

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. E. S. Hope Discount Brokers, Inc. (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker dealer transacting securities transactions on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (five years).

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2007 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2007.

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Notes to Financial Statements

2. SUBORDINATED LIABILITY

The Company had no borrowings under subordination agreements at December 31, 2007.

3. COMMITMENTS

Lease Agreement. The Company leases its offices under a short-term operating lease.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2007 was 0.05 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2007, the Company had net capital of $39,130 which was $14,130 in excess of the amount required by the SEC.

5. INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) and, accordingly, has no possession or control requirements.

6. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2007, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2007

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholders' equity	$48,218	$72,590	$(24,372)
Less non-allowable assets			
Cash	8,361	-	(8,361)
Receivables from non-customers	-	24,317	24,317
Furniture and equipment	727	782	55
Net capital	39,130	47,491	(8,361)
Minimum net capital required	25,000	25,000	-
Excess net capital	$14,130	$22,491	$ (8,361)
Total aggregate indebtedness	$ 1,954	$ 1,954	$ -
Ratio of aggregate indebtedness to net capital	0.05	0.04	0.01

Note: The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2007 result primarily from audit adjustments to accounts receivable and the classification of certain cash balances as non-allowable assets.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
E. S. Hope Discount Brokers, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of E. S. Hope Discount Brokers, Inc. ("the Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Beres & Farrington APC

February 18, 2008
San Diego, California

END